UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Arch Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

003939W 109
(CUSIP Number)

Michael Parker
1928 East Highland Avenue, Suite F104-558
Phoenix, Arizona 85016
(480) 717-0911
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

■   Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003939W 109	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Parker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ■ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,500,961 shares of Common Stock Series D Warrants to purchase up to 4,500,000 shares of Common Stock, which will expire on June 30, 2020 (see item 4)*.
	6.	SHARED VOTING POWER N/A
	7.	SOLE DISPOSITIVE POWER 6,500,961 shares of Common Stock(1) Series D Warrants to purchase up to 4,500,000 shares of Common Stock, which will expire on June 30, 2020 (see item 4)* (2)
	8.	SHARED DISPOSITIVE POWER N/A

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,500,961 shares of Common Stock (1)
Series D Warrants to purchase up to 4,500,000 shares of Common Stock, which expire on June 30, 2020 (see Item 4)*(2)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9% (see Item 4)*

(1) 1,500,961 shares of Common Stock owned individually by Michael Parker, and 5,000,000 shares of Common Stock owned through Tungsten III LLC, of which Michael Parker is the sole manager.

(2) 4,500,000 Series D Warrants to purchase up to 4,500,000 shares of Common Stock, which expire on June 30, 2020, owned through Tungsten III LLC, of which Michael Parker is the sole manager.

12.	TYPE OF REPORTING PERSON (see instructions) Michael Parker – IN Tungsten III, LLC - OO

* As more fully described in Item 4, certain of these reported securities are subject to a 4.9% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of shares of Common Stock that would be issuable upon fully exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (5), (7) and (9).

CUSIP No. 003939W 109	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer Arch Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices 235 Walnut Street, Suite 6, Framingham, MA 01702

Item 2.

(a)	Name of Person Filing Michael Parker

(b)	Address of the Principal Office or, if none, residence 1928 East Highland Avenue, Suite F104-558, Phoenix, Arizona 85016

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 003939W 109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 003939W 109	13G	Page 4 of 6 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,500,961 shares of Common Stock (1) Series D Warrants to purchase up to 4,500,000 shares of Common Stock, which expire on June 30, 2020 (2)

(b)	Percent of class: 5.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 6,500,961 shares of Common Stock (1). Series D Warrants to purchase up to 4,500,000 shares of Common Stock, which expire on June 30, 2020 (2)

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 6,500,961 shares of Common Stock (1). Series D Warrants to purchase up to 4,500,000 shares of Common Stock, which expire on June 30, 2020 (2)

	(iv)	Shared power to dispose or to direct the disposition of 0.

On the date of event which requires the filing of this Schedule 13G, Mr. Parker may have been deemed to be the beneficial owner of more than 5.9% of the Common Stock.  The Company’s Quarterly Report filed on February 12, 2016, indicated that the total number of outstanding shares of Common Stock as of February 11, 2016, was 109,574,100.  The percentage set forth on Row 11 of the cover page is based on the Company’s outstanding Common Stock as assumes no exercise of the reported warrants due to the blocker (as defined below).

Pursuant to the terms of the reported warrants (the Reported Warrants), the Reporting Person cannot exercise any of the Reported Warrants until such time as the Reporting Person would not beneficially own, after such exercise, more than 4.9% of the outstanding shares of Common Stock (the Blocker) because such Reported Warrants contain ownership limitations pursuant to which the holder is prohibited from exercising such warrants to the extent (but only to the extent) that the exercise thereof would result in the holder or any of its affiliates beneficially owning more than 4.9% of the Common Stock after giving effect to such exercise; provided, however, that the holder may waive such ownership limitation, in which case such waiver will become effective sixty-one (61) days after the holder’s delivery of such waiver notice.  As of the date of this Schedule 13G, Mr. Parker has not waived such limitation.

(1)	1,500,961 shares of Common Stock owned individually by Michael Parker, and 5,000,000 shares of Common Stock owned through Tungsten III LLC, of which Michael Parker is the sole manager.

(2)	4,500,000 Series D Warrants to purchase up to 4,500,000 shares of Common Stock, which expire on June 30, 2020, owned through Tungsten III LLC, of which Michael Parker is the sole manager.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

 Not applicable

CUSIP No. 003939W 109	13G	Page 5 of 6 Pages

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 003939W 109	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/14/2016 Date

/Michael Parker/ Signature

Michael Parker Name/Title